

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

Sky Conway
Chief Executive Officer
Atomic Studios, Inc.
1140 Highland Ave #222
Manhattan Beach, CA 90266

> **Re: Atomic Studios, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 25, 2019**
> **File No. 024-11119**

Dear Mr. Conway:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed November 25, 2019

Cover Page

1.  Please clarify that you are offering shares of Class A common stock in this offering. Disclose on the cover page that holders of Class B common stock, which include your Chief Executive Officer, are entitled to elect a majority of the board of directors. Revise to separately disclose the number of shares of Class A and Class B outstanding before and after the offering on page 5. Finally, revise your statements on the cover page and on page 2 to clarify the minimum share purchase requirements, if any.

Use of Proceeds, page 33

2.  The principal uses of your net proceeds are significantly less than the amount that you intend to raise. Please explain how you intend to use the remainder of the proceeds. As part of your response, please revise to clarify whether the proceeds from the offering will be used for executive compensation or to repay officers or directors of the company for

any indebtedness. Refer to Instruction 2 to Item 6 of Form 1-A.

Description of Business, page 35

3. You state that you currently have an agreement to acquire a film and television episode library. We note that you have allocated $312,500 from the proceeds of this offering to acquire a library of content. Please disclose the material terms of any agreements to acquire content.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 42

4. Please disclose the number of months that you expect to be able to fund your operations with your currently available resources. Also disclose the amount needed to continue operations for the next twelve months. We note your disclosure on page 9 that it will cost approximately $200,000 annually to maintain proper management and financial controls of your filings. See Item 9(c) of Form 1-A.

Management, page 44

5. Please describe briefly the business experience of Messrs. Conway and Zanca during the past five years, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A.

The Team, page 46

6. Please revise to provide a discussion of the roles and duties of each of the "team" members identified in the offering statement. In addition, include the material terms of any consulting agreement with those team members.

Certain Relationships and Related Party Transaction, page 51

7. Please also include any interested transactions where the amount involved exceeds one percent of the total assets of the company. We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. We note that the company currently has some notes payment issued to some shareholders and/or executives of the company. Refer to Item 13(a) of Form 1-A.

Securities Offered, page 54

8. Please clarify the voting rights of the holders of Class A common stock. In this regard, we note that your bylaws indicate that each outstanding share is entitled to one vote, except in the election of directors, but it is unclear which bylaw provision restricts the Class A stockholders to only elect a minority of the board members.

1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

Experts, page 56

9.     Include in your Form 1-A the audit report of your independent accountant and fully comply with the requirements of 2-01 through 2-07 of Regulation S-X, pursuant to Note 2 to 8-01 of Regulation S-X.

Exhibits

10.     Please revise your subscription agreement to reflect the terms of this offering.  We note that your subscription currently states that you are offering 15 billion shares at a purchase price of $0.0001 per share of common stock.

General

11.     We note that your website indicates that you may have conducted a token sale in May 2018.  Please tell us whether you previously conducted an Initial Coin Offering or raised funds through the sale of cryptocurrency tokens.  In addition, please revise your offering statement to provide a more detailed discussion of the role of your tokens on your platform.  In that regard, we note your disclosure that your "token buyers will have the opportunity to join Atomic Studios Fan Clubs" and "Using Atomic Tokens to pay for your subscription will unlock your Rocketeer status..."

12.     We note your disclosure that you have "years of experience in the low-budget production arena" and that you have completed certain shows with a loyal fan base.  Given that the company was only incorporated in July 2019, please revise to provide a discussion of the history of the company during the past three years, including previous financing activity.  News articles indicate that you may have raised funds previously.  Clarify your reference to receiving working capital from a "parent company."

Part III- Exhibits, page III-1

13.     Please file a written consent from Dennis Dunca & Covington LLP, who apparently audited the financial statements included in your Form 1-A.  Refer to Instruction 11(a)(I) of Form 1-A.

Signatures, page III-2

14.     Please have Mr. Frank Zanca sign your offering statement  in his capacity as principal financial officer and director. Refer to Instruction 1 to Signatures of the Form 1-A Offering Statement.

　　　　We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

　　　　You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Jon E. Lux, Esq.